ALEXANDER D. PHUNG
Associate
(612) 492-6172
phung.alex@dorsey.com

August 13, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

Re: Definitive Proxy Statement for Special Joint Meeting of Shareholders of the Allianz Variable Insurance Products Trust and the Allianz Variable Insurance Products Fund of Funds Trust (each, a "Trust")

Ladies and Gentlemen:

Enclosed for filing via EDGAR is the definitive proxy statement to be used by the board of trustees in soliciting voting instructions for a special joint meeting of shareholders of the funds of each Trust. Also enclosed is the voting instruction form.

At the meeting, the shareholders can vote on two proposals: (a) to elect individuals to serve on the board of trustees, and (b) to ratify the board's selection of KPMG LLP to serve as each Trust's independent auditor. The board of trustees of each Trust unanimously recommends a vote FOR both proposals.

Please contact me at (612) 492-6172 if you have any comments or questions concerning this filing. Thank you for your assistance.

Best regards,



Alexander D. Phung

DORSEY & WHITNEY LLP · WWW.DORSEY.COM · **T** 612.340.2600 · **F** 612.340.2868
SUITE 1500 · 50 SOUTH SIXTH STREET · MINNEAPOLIS, MINNESOTA 55402-1498

USA CANADA EUROPE ASIA

4833-1786-4452\1 8/13/2009 1:56 PM

SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant   [X]

Filed by a Party other than the Registrant   [   ]

Check the appropriate box:

[X   ]   Preliminary Proxy Statement

[   ]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X]   Definitive Proxy Statement

[   ]   Definitive Additional Materials

[   ]   Soliciting Material Under § 240.14a-12

Allianz Variable Insurance Products Trust
Allianz Variable Insurance Products Fund of Funds Trust
(Name of Registrant as Specified In Its Charter)
N/A
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No Fee required

[   ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1)   Title of each class of securities to which transaction applies:

_____

2)   Aggregate number of securities to which transaction applies:

_____

3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

_____

4)   Proposed maximum aggregate value of transaction:

_____

5)   Total fee paid:

_____

[   ]   Fee paid previously with preliminary materials:

_____

[   ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)   Amount Previously Paid:

_____

2)   Form, Schedule or Registration Statement No.:

_____

3)   Filing Party:

_____

4)   Date Filed:

_____

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST, Comprised of:

AZL AIM International Equity Fund	**AZL OCC Growth Fund**
AZL BlackRock Capital Appreciation Fund	**AZL OCC Opportunity Fund**
AZL BlackRock Growth Fund	**AZL Oppenheimer Global Fund**
AZL Columbia Mid Cap Value Fund	**AZL Oppenheimer International Growth Fund**
AZL Columbia Small Cap Value Fund	**AZL PIMCO Fundamental IndexPLUS Total Return Fund**
AZL Columbia Technology Fund	**AZL S&P 500 Index Fund**
AZL Davis NY Venture Fund	**AZL Schroder Emerging Markets Equity Fund**
AZL Dreyfus Equity Growth Fund	**AZL Schroder International Small Cap Fund**
AZL Enhanced Bond Index Fund	**AZL Small Cap Stock Index Fund**
AZL First Trust Target Double Play Fund	**AZL TargetPLUS Balanced Fund**
AZL Franklin Small Cap Value Fund	**AZL TargetPLUS Equity Fund**
AZL Franklin Templeton Founding Strategy Plus Fund	**AZL TargetPLUS Growth Fund**
AZL International Index Fund	**AZL TargetPLUS Moderate Fund**
AZL Jennison 20/20 Focus Fund	**AZL Turner Quantitative Small Cap Growth Fund**
AZL JPMorgan Large Cap Equity Fund	**AZL Van Kampen Comstock Fund**
AZL JPMorgan U.S. Equity Fund	**AZL Van Kampen Equity and Income Fund**
AZL Mid Cap Index Fund	**AZL Van Kampen Global Franchise Fund**
AZL Money Market Fund	**AZL Van Kampen Global Real Estate Fund**
AZL NACM International Fund	**AZL Van Kampen Growth and Income Fund**
AZL NACM International Growth Fund	**AZL Van Kampen Mid Cap Growth Fund**
AZL NFJ International Value Fund	

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST, Comprised of:

AZL Fusion Balanced Fund	**AZL Balanced Index Strategy Fund**
AZL Fusion Conservative Fund	**AZL Moderate Index Strategy Fund**
AZL Fusion Growth Fund	**AZL Allianz Global Investors Select Fund**
AZL Fusion Moderate Fund	

(each, a "Fund", and collectively, the "Funds")

5701 Golden Hills Drive
Minneapolis, Minnesota 55416

Dear Contract Owner:

The Board of Trustees of the above referenced Funds (the "Board"), each of which is a series of either the Allianz Variable Insurance Products Trust or the Allianz Variable Insurance Products Fund of Funds Trust (each, a "Trust", and collectively, the "Trusts"), has called a special joint meeting of each Fund's shareholders. The meeting will be held at 10:00 a.m. Central Time on October 21, 2009, at the offices of Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, Minnesota 55416. At the meeting, shareholders of each Fund will consider the following proposals:

1.   To elect individuals to serve on the Board;

2.   To ratify the Board's selection of KPMG LLP to serve as each Trust's independent auditor; and

3.   Such other business as may properly come before the meeting, or any adjournment of the meeting.

As the owner of a variable life insurance policy and/or variable annuity contract issued by Allianz Life Insurance Company of North America or Allianz Life Insurance Company of New York, you are an indirect shareholder in one or more of the Funds. Accordingly, we ask that you indicate whether you approve or disapprove of each proposal by completing and returning the enclosed voting instruction form. The Board unanimously recommends that you vote **FOR** both proposals.

Whether or not you expect to attend the meeting, please carefully review the proxy statement and the enclosed voting instruction form. You may provide your voting instructions by phone, Internet, or mail. In order to avoid the additional expense of further solicitation, we respectfully ask for your cooperation in casting your votes. Sending in your voting instruction form will not prevent you from voting in person at the meeting.

Thank you for your prompt attention and participation.

Sincerely,
/s/ Jeffrey W. Kletti
JEFFREY W. KLETTI
President

August 14, 2009

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST, Comprised of:

AZL AIM International Equity Fund	AZL OCC Growth Fund
AZL BlackRock Capital Appreciation Fund	AZL OCC Opportunity Fund
AZL BlackRock Growth Fund	AZL Oppenheimer Global Fund
AZL Columbia Mid Cap Value Fund	AZL Oppenheimer International Growth Fund
AZL Columbia Small Cap Value Fund	AZL PIMCO Fundamental IndexPLUS Total Return Fund
AZL Columbia Technology Fund	AZL S&P 500 Index Fund
AZL Davis NY Venture Fund	AZL Schroder Emerging Markets Equity Fund
AZL Dreyfus Equity Growth Fund	AZL Schroder International Small Cap Fund
AZL Enhanced Bond Index Fund	AZL Small Cap Stock Index Fund
AZL First Trust Target Double Play Fund	AZL TargetPLUS Balanced Fund
AZL Franklin Small Cap Value Fund	AZL TargetPLUS Equity Fund
AZL Franklin Templeton Founding Strategy Plus Fund	AZL TargetPLUS Growth Fund
AZL International Index Fund	AZL TargetPLUS Moderate Fund
AZL Jennison 20/20 Focus Fund	AZL Turner Quantitative Small Cap Growth Fund
AZL JPMorgan Large Cap Equity Fund	AZL Van Kampen Comstock Fund
AZL JPMorgan U.S. Equity Fund	AZL Van Kampen Equity and Income Fund
AZL Mid Cap Index Fund	AZL Van Kampen Global Franchise Fund
AZL Money Market Fund	AZL Van Kampen Global Real Estate Fund
AZL NACM International Fund	AZL Van Kampen Growth and Income Fund
AZL NACM International Growth Fund	AZL Van Kampen Mid Cap Growth Fund
AZL NFJ International Value Fund	

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST, Comprised of:

AZL Fusion Balanced Fund	AZL Balanced Index Strategy Fund
AZL Fusion Conservative Fund	AZL Moderate Index Strategy Fund
AZL Fusion Growth Fund	AZL Allianz Global Investors Select Fund
AZL Fusion Moderate Fund	

(each, a "**Fund**", and collectively, the "**Funds**")

5701 Golden Hills Drive
Minneapolis, Minnesota 55416

NOTICE OF SPECIAL JOINT MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER 21, 2009

A special joint meeting of the shareholders of each of the above referenced Funds, each of which is a series of either the Allianz Variable Insurance Products Trust or the Allianz Variable Insurance Products Fund of Funds Trust (collectively, the "Trusts"), will be held at 10:00 a.m. Central Time on October 21, 2009, at the offices of Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, Minnesota 55416. At the meeting, shareholders of each Fund will consider the following proposals:

1.   To elect individuals to serve on the Board of Trustees;

2.   To ratify the Board of Trustees' selection of KPMG LLP to serve as each Trust's independent auditor; and

3.   Such other business as may properly come before the meeting, or any adjournment of the meeting.

The Funds issue and sell their shares to certain separate accounts of Allianz Life Insurance Company of North America ("Allianz Life") and Allianz Life Insurance Company of New York ("Allianz Life of NY"). The separate accounts hold shares of mutual funds, including the Funds, which serve as a funding vehicle for benefits under variable life insurance policies or variable annuity contracts issued by Allianz Life and Allianz Life of NY (collectively, the "Contracts").

As the owners of the assets held in the separate accounts, Allianz Life and Allianz Life of NY are the sole shareholders of the Funds and are entitled to vote all of the shares of the Funds. However, Allianz Life and Allianz Life of NY will vote outstanding shares of the Funds in accordance with instructions given by the owners of the Contracts for which the Funds serves as a funding vehicle. This Notice is being delivered to owners of the Contracts who, by virtue of their ownership of the Contracts, beneficially owned shares of the Funds on the record date, so that they may instruct Allianz Life and Allianz Life of NY how to vote the shares of the Funds underlying their Contracts.

Shareholders of record at the close of business on July 31, 2009 are entitled to vote at the meeting.

By Order of the Board of Trustees
/s/ Michael J. Radmer
MICHAEL J. RADMER
Secretary

August 14, 2009

YOU CAN VOTE QUICKLY AND EASILY.

PLEASE FOLLOW THE INSTRUCTIONS IN ENCLOSED VOTING INSTRUCTION FORM.

PROXY STATEMENT
AUGUST 14, 2009

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST, Comprised of:

AZL AIM International Equity Fund
AZL BlackRock Capital Appreciation Fund
AZL BlackRock Growth Fund
AZL Columbia Mid Cap Value Fund
AZL Columbia Small Cap Value Fund
AZL Columbia Technology Fund
AZL Davis NY Venture Fund
AZL Dreyfus Equity Growth Fund
AZL Enhanced Bond Index Fund
AZL First Trust Target Double Play Fund
AZL Franklin Small Cap Value Fund
AZL Franklin Templeton Founding Strategy Plus Fund
AZL International Index Fund
AZL Jennison 20/20 Focus Fund
AZL JPMorgan Large Cap Equity Fund
AZL JPMorgan U.S. Equity Fund
AZL Mid Cap Index Fund
AZL Money Market Fund
AZL NACM International Fund
AZL NACM International Growth Fund
AZL NFJ International Value Fund
AZL OCC Growth Fund
AZL OCC Opportunity Fund
AZL Oppenheimer Global Fund
AZL Oppenheimer International Growth Fund
AZL PIMCO Fundamental IndexPLUS Total Return Fund
AZL S&P 500 Index Fund
AZL Schroder Emerging Markets Equity Fund
AZL Schroder International Small Cap Fund
AZL Small Cap Stock Index Fund
AZL TargetPLUS Balanced Fund
AZL TargetPLUS Equity Fund
AZL TargetPLUS Growth Fund
AZL TargetPLUS Moderate Fund
AZL Turner Quantitative Small Cap Growth Fund
AZL Van Kampen Comstock Fund
AZL Van Kampen Equity and Income Fund
AZL Van Kampen Global Franchise Fund
AZL Van Kampen Global Real Estate Fund
AZL Van Kampen Growth and Income Fund
AZL Van Kampen Mid Cap Growth Fund

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST, Comprised of:

AZL Fusion Balanced Fund
AZL Fusion Conservative Fund
AZL Fusion Growth Fund
AZL Fusion Moderate Fund
AZL Balanced Index Strategy Fund
AZL Moderate Index Strategy Fund
AZL Allianz Global Investors Select Fund

(each, a "Fund", and collectively, the "Funds")

5701 Golden Hills Drive
Minneapolis, Minnesota 55416
Telephone: 877-833-7113

The Board of Trustees (the "Board") of the Allianz Variable Insurance Products Trust (the "VIP Trust") and the Allianz Variable Insurance Products Fund of Funds Trust (the "FOF Trust") (the VIP Trust and FOF Trust may collectively be referred to as the "Trusts") is furnishing this proxy statement in connection with its solicitation of voting instructions to be used at the special joint meeting of the shareholders of each Fund, to be held at 10:00 a.m. Central Time on October 21, 2009, at the offices of Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, Minnesota 55416 (the "Meeting"), and at any adjournment of the Meeting. At the Meeting, shareholders of record of each Fund at the close of business on July 31, 2009 will consider and are entitled to vote on the following proposals:

1. To elect individuals to serve on the Board;

2. To ratify the Board's selection of KPMG LLP to serve as each Trust's independent auditor; and

3. Such other business as may properly come before the Meeting, or any adjournment of the Meeting.

This proxy statement was first mailed to contract owners on or about August 14, 2009.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on October 21, 2009.

The Notice of Special Joint Meeting of Shareholders, Proxy Statement and Voting Instruction Form are available at [INSERT WEB SITE ADDRESS].http://www.proxy-direct.com/azl20528.

SECTION A – Proposals

PROPOSAL NO. 1 — ELECTION OF TRUSTEES

At the Meeting, shareholders will be asked to elect the nine nominees named below (the "<u>Nominees</u>") as Trustees of the Trust. The persons named on the enclosed voting instruction form will vote for the election of each of the Nominees unless authority to vote for any or all of the Nominees is withheld in the voting instruction form. If elected, each Trustee will serve until a successor is elected and qualified or until such Trustee dies, resigns, retires, or is removed as provided in the governing documents of the Trust. If any or all of the nominees should become unavailable for election due to events not now known or anticipated, then the persons named on the voting instruction form will vote for such other nominee or nominees as the current Trustees may recommend.

TRUSTEE NOMINEE INFORMATION

The following table sets forth important information regarding each Nominee. All nine Nominees are currently serving as Trustees of the Trust. Each of the Nominees has indicated that he or she is willing to serve as a Trustee. The business address for each Nominee is the same as that of the Funds' investment adviser: 5701 Golden Hills Drive, Minneapolis, MN 55416. The term of office for each Nominee is indefinite. If a Nominee is elected as a Trustee, he or she will oversee 48 separate portfolios in the Fund Complex (as defined under the Securities Exchange Act of 1934). However, if the reorganization of certain Funds is conducted as anticipated at the Meeting, a Nominee elected as Trustee will oversee 35 separate portfolios in the Fund Complex.

Name, Age	Position(s) Held with the Trusts	Length of Time Served	Principal Occupation(s) During Past 5 Years	Other Trusteeships Held by Nominee
Non-Interested Trustees				
Peter R. Burnim Age: 62	Trustee	Since 2/07	Managing Director, iQ Venture Partners, Inc.; Exec. VP, Northstar Companies (2002-2005)	ACI Capital Group Advisory Board, Argus Group Holdings Limited, Argus International Life; Highland Financial Holdings Fund
Peggy L. Ettestad Age: 51	Trustee	Since 2/07	Managing Director, Red Canoe Management Consulting LLC; Sr. Managing Director, Residential Capital LLC (2003-2008); COO, Transamerica Reinsurance (2002-2003)	Regent, Luther College
Roger Gelfenbien Age 65	Trustee	Since 2/04	Retired; Partner, Accenture (1983-1999)	Webster Financial; Phoenix Edge Funds (32 funds)
Claire R. Leonardi	Trustee	Since 2/04	General Partner, Fairview Capital, L.P., a venture	University of Connecticut

2

Age: 53			capital fund-of-funds (1994-present)	~~Health Center~~None
Dickson W. Lewis Age: ~~60~~61	Trustee	Since 2/04	General Manager, Lifetouch Canada, Inc./Director of Sales, Lifetouch National School Studios (2006-present); VP/General Manager, Jostens, Inc., a manufacturer of school products (2002-2006); Sr. VP, Fortis Group, a life insurance and securities company (1997-2002)	None
Peter W. McClean Age: 65	Trustee	Since 2/04	Retired; President and CEO, Measurisk, LLC, a market risk information company (2001-2003)	Cyrus Reinsurance; PNMAC Mortgage Opportunity Fund LLC; Energy Capital, LLC Advisory Board; Family Health International
Arthur C. Reeds III Age: 65	Trustee	Since 2/04	Retired; Sr. Investment Office, Hartford Foundation for Public Giving (2000-2003)	Connecticut Water Service, Inc.
Interested Trustees*				
Jeffrey Kletti Age: 43	Chairman of the Board and President	Since 2/04	President, Allianz Life Advisers, LLC (2005-present); Sr. VP (2000-2005)	None
Robert DeChellis Age: 42	Trustee	Since 2/08	President, Allianz Life Financial Services, LLC (2007-present); Sr. VP of Marketing and Product Innovation (2006-2007), Exec. VP, Travelers Life (2004-2005), Exec. VP, Jackson National Life Distributors, Inc. (2002-2004)	None

* Mr. Kletti and Mr. DeChellis are each an "interested person," as defined under the Investment Company Act of 1940, due to employment by an affiliated entity of the Trusts.

As of July 31, 2009, none of the Nominees beneficially own any equity securities of any of the Funds.

As of July 31, 2009, none of the non-interested Nominees or their immediate family members own any securities of the investment adviser or principal underwriter of the Trusts, or a person directly or indirectly controlling, controlled by, or under common control with the investment adviser or principal underwriter of the Trusts.

The following table sets forth total compensation paid to each Trustee for the fiscal year ended December 31, 2008. Interested Trustees do not receive compensation from the Trusts. However, all Trustees are reimbursed for all out-of-pocket expenses relating to attendance at meetings.

Name of Trustee	Aggregate Compensation from the VIP	Aggregate Compensation from the FOF	Pension or Retirement Benefits Accrued as	Estimated Annual Benefits Upon	Total Compensation from the Trusts

	Trust	Trust	Part of the Trusts' Expenses	Retirement	
Non-Interested Trustees					
Peter R. Burnim	$73,242	$20,758	$0	N/A	$94,000
Peggy L. Ettestad	$73,242	$20,758	$0	N/A	$94,000
Roger Gelfenbien	$73,242	$20,758	$0	N/A	$94,000
Claire R. Leonardi	$73,242	$20,758	$0	N/A	$94,000
Dickson W. Lewis	$73,242	$20,758	$0	N/A	$94,000
Peter W. McClean	$73,242	$20,758	$0	N/A	$94,000
Arthur C. Reeds III	$73,242	$20,758	$0	N/A	$94,000
Interested Trustees					
Jeffrey Kletti	$0	$0	$0	N/A	$0
Robert DeChellis	$0	$0	$0	N/A	$0

There were eleven joint meetings of the Board during the fiscal year ended December 31, 2008. Mr. DeChellis attended four of the ten joint meetings of the Board that he was eligible to attend.

Approval of the election of each of the Nominees to the Board requires the affirmative vote of a plurality of the shares voted at the Meeting. The votes of each Fund of each separate Trust, respectively, will be counted together with respect to the election of the Nominees to the Board.

The Board of Trustees unanimously recommends a vote FOR the proposal to approve the election of each of the Nominees to the Board of Trustees.

PROPOSAL NO. 2 -- RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Audit Committee of the Board has appointed KPMG LLP ("KPMG") as independent registered public accountants for each of the Trusts for the fiscal year ending December 31, 2009. While shareholder ratification of KPMG as independent registered public accountants for each of the Trusts is not required, the Board is submitting the appointment of KPMG to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain that firm. Even if the appointment is ratified, the Audit Committee, which is solely responsible for appointing and terminating the independent registered public accountants of the Trusts, may in its discretion, direct the appointment of different independent registered public accountants for a particular Trust at any time during the year if it determines that such a change would be in the best interests of that particular Trust and its shareholders. A representative of KPMG is expected to be present at the Meeting with the opportunity to make a statement if he or she desires to do so and to respond to shareholder questions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During fiscal year 2008 and fiscal year 2007, KPMG provided various financial auditing services and certain tax return preparation services for each of the Trusts. The following table presents fees for professional services billed by KPMG to each of the Trusts by type and amount for fiscal year 2008 and fiscal year 2007. Audit-related fees consist of consents on N-1A and N-14 filings. Tax fees consist of preparation of federal income tax returns, review of capital gain distribution calculations and preparation of excise tax returns. No other fees were billed. The fees listed as "Non-Audit Fees" in the following table are comprised of audit-related fees and tax fees.

	VIP Trust		FOF Trust	
	2008	**2007**	**2008**	**2007**
Audit Fees	$415,480	$423,000	$27,840	$26,775
Audit-Related Fees	$9,500	$17,000	$4,750	$4,500
Tax Fees	$79,260	$76,680	$6,645	$6,390
All Other Fees	$0	$0	$0	$0
Total Fees	**$504,240**	**$516,680**	**$39,235**	**$37,665**
Non-Audit Fees	$88,760	$93,680	$11,395	$10,890

Ratification of KPMG as independent registered public accountants for the Trusts requires the affirmative vote of a majority of the shares voted at the Meeting. The votes of each Fund of each separate Trust, respectively, will be counted together with respect to the ratification of KPMG.

The Board of Trustees unanimously recommends a vote FOR the proposal to ratify the appointment of KPMG LLP as independent registered public accountants for each of the Trusts.

OTHER MATTERS

The Board anticipates that the reorganization of certain Funds also will be conducted at the Meeting. You will receive a separate proxy statement containing information regarding these other matters if you are eligible to vote on them. Otherwise, the Board knows of no other matters that may properly be, or that are likely to be, brought before the Meeting. However, if any other business shall properly come before the Meeting, the persons named on your voting instruction form intend to vote in accordance with their best judgment.

SECTION B – Other Information Regarding The Trusts

MANAGEMENT OF THE TRUSTS

Overall responsibility for management of each Trust rests with its Board, who are elected by the shareholders of such Trust. Trustees serve on both of the Boards of the VIP Trust and the FOF Trust. The Trustees elect the officers of the Trust to supervise its day-to-day operations. Subject to the Declaration of Trust, the Board manages the business of the Trust, and the Trustees have all powers necessary or convenient to carry out this responsibility including the power to engage in transactions of all kinds on behalf of the Trust. The Board is responsible for oversight of the officers and may elect and remove, with or without cause, such officers as the Board considers appropriate.

The shareholders of each Trust are insurance company separate accounts. Separate account contract owners own units in the insurance company separate accounts through variable life insurance policies and variable annuity contracts, and the separate accounts in turn own shares of the VIP Trust or FOF Trust, among other mutual fund investment options. A Contract Owner may communicate with the Board of either Trust by phone at 1-800-624-0197, or by mail at 5701 Golden Hills Drive, A3-765, Minneapolis, Minnesota 55416.

The Board has established the following standing committees to assist in the oversight of the Trusts:

1.   The **Audit Committee**, made up of Mr. Burnim, Ms. Ettestad, Mr. Gelfenbien, Ms. Leonardi, Mr. Lewis, Mr. McClean and Mr. Reeds, met four times during the last fiscal year. Mr. Reeds serves as chairman of the Audit Committee. The functions of the Audit Committee include advising the full Board with respect to accounting, auditing and financial matters affecting the Trust. None of the members of the Audit Committee are "interested persons," as defined by the Investment Company Act of 1940.

2.   The **Investment Committee**, made up of Mr. Burnim, Ms. Ettestad, Mr. Gelfenbien, Ms. Leonardi, Mr. Lewis, Mr. McClean and Mr. Reeds, met four times during the last fiscal year. Mr. Gelfenbien and Mr. McClean serve as co-chairmen of the Investment Committee. The functions of the Investment Committee include evaluating and supervising the investment adviser, Allianz Investment Management LLC (the "Manager"), and subadvisers to the various investment portfolios of the Trust. None of the members of the Investment Committee are "interested persons," as defined by the Investment Company Act of 1940.

3.   The **Nominating and Corporate Governance Committee**, made up of Mr. Burnim, Ms. Ettestad, Mr. Gelfenbien, Ms. Leonardi, Mr. Lewis, Mr. McClean and Mr. Reeds, met three times during the last fiscal year. Ms. Ettestad and Ms. Leonardi serve as co-chairpersons of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee advises the Board with respect to the selection and nomination of candidates for election to the Board. It does not consider nominees recommended by shareholders of the Trust. None of the members of the Nominating and Corporate Governance Committee are "interested persons," as defined by the Investment Company Act of 1940.

The process for identifying and evaluating candidates to be nominated as Trustees requires that each candidate be evaluated by the Nominating and Corporate Governance Committee with respect to the relevant business and industry experience that would enable the candidate to serve effectively as a non-interested Trustee, as well as his or her compatibility with respect to business philosophy and style. In addition, the members of the Nominating and Corporate Governance Committee may conduct in-person interviews of each candidate using a standardized questionnaire. When all of the viable candidates have been evaluated and interviewed, the Nominating and Corporate Governance Committee determines which of the viable candidates should be (a) recommended to fill a vacancy on the Board, when at least two-thirds of the Trustees have been elected by the shareholders, or (b) presented to the shareholders for election to become a member of the Board. In addition, the Nominating and Corporate Governance Committee periodically reviews the composition of the Board to determine whether it may be appropriate to add individuals with different backgrounds or skill sets from those persons who are already members of the Board. Other than the process described here, the Nominating and Corporate Governance Committee does not impose a minimum set of qualifications or standards upon those individuals whom they are considering as nominees for Trustee. Neither Trust regularly pays third parties fees to assist in the process of identifying and evaluating candidates. However, the Nominating and Corporate Governance Committee has the resources and authority appropriate to discharge its responsibilities, including the authority to retain special counsel and other experts or consultants at the expense of the Trusts.

The charter for the Nominating and Corporate Governance Committee is attached hereto as <u>Appendix A</u>.

4.   The **Valuation and Investment Policy Committee**, made up of Mr. Kletti, Darin Egbert, Brian Muench, Michael J. Tanski, Bradley K. Quello, Jeremy Smith and David Teske, met 12 times during the last fiscal year. The Valuation and Investment Policy Committee monitors the valuation of portfolio securities and other investments of the Funds. When the Board is not in session, the Pricing Subcommittee of the Valuation and Investment Policy Committee determines the fair value of illiquid and other holdings. All of the members of the Valuation and Investment Policy Committee are "interested persons," as defined by the Investment Company Act of 1940.

OFFICER INFORMATION
The following table sets forth important information regarding the officers of the Trusts (along with Jeffrey Kletti, the "<u>Officers</u>"). Jeffrey Kletti is President of the Trusts. Information regarding Mr. Kletti may be obtained from the Trustee Nominee table in Section A, Proposal No. 1 above. Each of the Officers has indicated that he is willing to serve as an Officer. The term of office for each Officer is indefinite.

Name, Address, and Age	Position(s) Held with the Trusts	Length of Time Served	Principal Occupation(s) During Past 5 Years
Michael J. Radmer Age: 64 Suite 1500 50 South Sixth Street Minneapolis, MN 55402	Secretary	Since 2/04	Partner, Dorsey & Whitney LLP
Troy Sheets Age: 37 Citi Fund Services Ohio, Inc. 3435 Stelzer Road Columbus, OH 43219	Treasurer, Principal Accounting Officer and Principal Financial Officer	Since 2/04	Senior Vice President of Financial Services, Citi Fund Services (2002-present); Audit Manager, KPMG LLP (1998-2002)
Stephen G. Simon Age: 40 5701 Golden Hills Drive Minneapolis, MN 55416	Chief Compliance Officer and Anti-Money Laundering Compliance	Since 11/06	Chief Compliance Officer, Allianz Life Advisers, LLC (2004-present); President, Simon Compliance Consulting Ltd. (2004); Compliance Counsel, Advantus Capital Management, Inc. (2002-2004)
Brian Muench Age: 38 5701 Golden Hills Drive Minneapolis, MN 55416	Vice President	Since 2/06	Vice President, Advisory Management, Allianz Life Advisers (2005-present); Assistant Vice President, Investments, Allianz Life (2002-2005)

OUTSTANDING SHARES
The number of shares of the Funds outstanding on the record date, July 31, 2009, is listed in the following table ~~below~~. To the knowledge of the Trusts, ~~no person other than Allianz Life or Allianz NY~~the persons listed in the following table are the only persons who beneficially owned more than 5% of the outstanding shares of any of the Funds as of the record date. ~~Information as of that date with regard to Allianz Life's and Allianz NY's ownership in the Funds is provided below.~~

Fund	Shares Outstanding	Allianz Life Shares Owned/ Percent of Outstanding Shares	Allianz NY Shares Owned/ Percent of Outstanding Shares	Fusion Growth Shares Owned/ Percent of Outstanding Shares	Fusion Moderate Shares Owned/ Percent of Outstanding Shares	Fusion Balanced Shares Owned/ Percent of Outstanding Shares	Balanced Index Strategy Shares Owned/ Percent of Outstanding Shares	Moderate Index Strategy Shares Owned/ Percent of Outstanding Shares
AZL AIM International Equity Fund	18,038,355.19	12,272,724.43 68.04%	375,937.43 2.08%	2,435,899.54 13.50%	1,990,498.58 11.03%	963,295.21 5.34%		
AZL BlackRock Capital Appreciation Fund	20,675,167.11	7,844,247.02 37.94%	326,984.79 1.58%	5,935,025.88 28.71%	4,413,277.94 21.35%	2,155,631.48 10.43%		
AZL BlackRock Growth Fund	24,829,458.74	24,043,830.41 96.84%	785,628.33 3.16%					
AZL Columbia Mid Cap Value Fund	12,574,001.43	6,298,323.47 50.09%	315,307.37 2.51%	2,749,417.18 21.87%	2,202,968.98 17.52%	1,007,984.43 8.02%		
AZL Columbia Small Cap Value Fund	9,931,247.93	5,534,334.62 55.73%	300,015.58 3.02%	1,949,990.38 19.63%	1,525,538.20 15.36%	621,369.15 6.26%		
AZL Columbia Technology Fund	11,083,538.72	10,591,973.47 95.56%	491,565.25 4.44%					
AZL Davis NY Venture Fund	55,876,035.05	40,131,825.99 71.82%	1,467,425.86 2.63%	6,605,392.45 11.82%	5,264,136.27 9.42%	2,407,254.48 4.31%		
AZL Dreyfus Equity Growth Fund	20,530,265.89	20,088,146.79 97.85%	442,119.10 2.15%					
AZL Enhanced Bond Index Fund	2,550,000.00						1,500,000.00 58.82%	1,050,000.00 41.18%
AZL First Trust Target Double Play Fund	12,635,954.41	12,404,088.29 98.17%	231,866.12 1.83%					
AZL Franklin Small Cap Value Fund	14,188,836.46	13,679,604.03 96.41%	509,232.43 3.59%					
AZL Franklin Templeton Founding Strategy Plus Fund*	--							
AZL International Index Fund	6,872,998.24			2,695,315.90 39.22%	2,177,515.44 31.68%	1,222,598.57 17.79%	353,440.15 5.14%	424,128.18 6.17%
AZL Jennison 20/20 Focus Fund	27,280,297.49	20,828,439.55 76.35%	668,606.06 2.45%	2,586,026.87 9.48%	2,165,860.13 7.94%	1,031,364.88 3.78%		
AZL JPMorgan Large Cap Equity Fund	11,064,198.29	10,667,053.79 96.41%	397,144.50 3.59%					
AZL JPMorgan U.S. Equity Fund	27,081,017.73	9,154,547.79 33.80%	517,024.79 1.91%	8,067,892.08 29.79%	6,285,167.57 23.21%	3,056,385.50 11.29%		
AZL Mid Cap Index Fund	3,344,796.31			1,333,641.32 39.87%	919,538.51 27.49%	556,448.28 16.64%	229,357.80 6.86%	305,810.40 9.14%
AZL Money Market Fund	1,088,178,223.07	1,037,903,147.07 95.38%	50,275,076.00 4.62%					
AZL NACM International Fund	1,732,380.42	1,589,920.41 91.78%	142,460.01 8.22%					
AZL NACM International Growth Fund*	--							
AZL NFJ International Value Fund	5,598,236.65			2,537,704.25 45.33%	2,070,469.87 36.98%	990,062.53 17.69%		
AZL OCC Growth Fund*	--							
AZL OCC Opportunity Fund	13,502,015.55	11,490,036.27 85.10%	326,293.05 2.42%	787,490.45 5.83%	630,826.00 4.67%	267,369.78 1.98%		
AZL Oppenheimer Global Fund	11,737,190.74	11,121,711.27 94.76%	615,479.47 5.24%					
AZL Oppenheimer International Growth Fund	9,911,533.32	9,491,656.95 95.76%	419,876.37 4.24%					
AZL PIMCO Fundamental IndexPLUS Total Return Fund	2,639,041.85	2,517,569.01 95.40%	121,472.84 4.60%					
AZL S&P 500 Index Fund, Class 1	1,847,297.52	1,761,851.84 95.37%	85,445.68 4.63%					

Fund	Shares Outstanding	Allianz Life Shares Owned/ Percent of Outstanding Shares	Allianz NY Shares Owned/ Percent of Outstanding Shares	Fusion Growth Shares Owned/ Percent of Outstanding Shares	Fusion Moderate Shares Owned/ Percent of Outstanding Shares	Fusion Balanced Shares Owned/ Percent of Outstanding Shares	Balanced Index Strategy Shares Owned/ Percent of Outstanding Shares	Moderate Index Strategy Shares Owned/ Percent of Outstanding Shares
VIP Trust								
AZL S&P 500 Index Fund, Class 2	62,814,023.26	30,860,171.04 49.13%	955,540.33 1.52%	11,744,512.28 18.70%	10,522,026.64 16.75%	5,716,945.95 9.10%	1,285,008.24 2.05%	1,729,818.78 2.75%
AZL Schroder Emerging Markets Equity Fund, Class 1	6,682,269.70	6,387,268.84 95.59%	295,000.86 4.41%					
AZL Schroder Emerging Markets Equity Fund, Class 2	45,521,896.10	33,827,412.49 74.31%	1,769,218.81 3.89%	4,596,119.64 10.10%	3,676,018.07 8.08%	1,653,127.09 3.63%		
AZL Schroder International Small Cap Fund	3,464,265.41	3,281,998.14 94.74%	182,267.27 5.26%					
AZL Small Cap Stock Index Fund	23,432,191.41	18,025,247.34 76.93%	540,014.82 2.30%	2,144,274.39 9.15%	1,379,521.88 5.89%	899,054.03 3.84%	197,368.42 0.84%	246,710.53 1.05%
AZL TargetPLUS Balanced Fund	14,672,177.03	13,918,219.64 94.86%	753,957.39 5.14%					
AZL TargetPLUS Equity Fund	11,642,343.73	11,377,519.06 97.73%	264,824.67 2.27%					
AZL TargetPLUS Growth Fund	13,230,231.13	12,772,691.32 96.54%	457,539.81 3.46%					
AZL TargetPLUS Moderate Fund	8,932,258.63	8,563,761.02 95.87%	368,497.61 4.13%					
AZL Turner Quantitative Small Cap Growth Fund	6,242,468.39	3,640,568.37 58.32%	201,182.59 3.22%	1,129,457.93 18.09%	902,921.55 14.46%	368,337.95 5.90%		
AZL Van Kampen Comstock Fund	54,016,009.42	36,144,093.37 66.91%	847,551.71 1.57%	7,818,380.33 14.47%	6,243,464.36 11.56%	2,962,519.65 5.48%		
AZL Van Kampen Equity and Income Fund	20,848,524.94	20,248,915.93 97.12%	599,609.01 2.88%					
AZL Van Kampen Global Franchise Fund	15,245,428.22	14,856,790.53 97.45%	388,637.69 2.55%					
AZL Van Kampen Global Real Estate Fund	19,439,617.32	8,972,088.49 46.15%	704,003.18 3.62%	4,414,129.26 22.71%	3,590,791.08 18.47%	1,758,605.31 9.05%		
AZL Van Kampen Growth and Income Fund	19,752,893.71	19,324,394.37 97.83%	428,499.34 2.17%					
AZL Van Kampen Mid Cap Growth Fund	32,187,134.70	27,521,551.15 85.50%	914,598.96 2.84%	1,723,747.63 5.36%	1,393,609.37 4.33%	633,627.59 1.97%		
FOF Trust								
AZL Fusion Balanced Fund	49,472,969.92	47,453,817.94 95.92%	2,019,151.98 4.08%					
AZL Fusion Conservative Fund*	--							
AZL Fusion Growth Fund	87,147,873.25	84,116,530.58 96.52%	3,031,342.67 3.48%					
AZL Fusion Moderate Fund	82,424,879.50	79,378,547.92 96.30%	3,046,331.58 3.70%					
AZL Balanced Index Strategy Fund	3,000,000.00	3,000,000.00 100.00%						
AZL Moderate Index Strategy Fund	3,000,000.00	3,000,000.00 100.00%						
AZL Allianz Global Investors Select Fund*	--							

*As of the record date, this Fund had not commenced operations.

ANNUAL REPORTS OF THE TRUSTS

Upon request, the Trusts will send to you a copy of the most recent annual report and the most recent semi-annual report succeeding the annual report, if any. Please contact the Trusts by phone at 1-877-833-7113, or by mail at 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, and one will be sent to you, without charge, by first class mail, within three business days.

SHAREHOLDER PROPOSALS

Neither Trust is required to hold annual shareholders meetings. Since neither Trust holds regular meetings of shareholders, the anticipated date of the next shareholders meeting cannot be provided. Any shareholder proposal which may properly be included in the proxy solicitation material for a shareholders meeting must be received by the respective Trust a reasonable time before such Trust begins to print and send proxy materials to shareholders.

SHAREHOLDER WITH THE SAME ADDRESS

The Trusts' practice is to "household," or consolidate shareholder mailings of proxy statements to shareholders who share the same address. This means that a single copy of this proxy statement is sent to the address of record. If at any time you wish to receive multiple copies of the proxy statement at your address, you may contact the Trusts by phone at 1-877-833-7113, or by mail at 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, and the Trusts will mail additional proxy statements for each of your accounts within 30 days of your request. You may also contact the Trusts in the same manner and request that you receive a single copy of proxy statements if you are receiving multiple copies at a particular address.

OTHER INFORMATION

The names and addresses of the Trusts' investment adviser, principal underwriter and administrator are as follows:

Investment adviser:	Allianz Investment Management LLC
	5701 Golden Hills Drive
	Minneapolis, MN 55416
Distributor:	Allianz Life Financial Services, LLC
	5701 Golden Hills Drive
	Minneapolis, MN 55416
Administrator:	Citi Fund Services Ohio, Inc.
	3435 Stelzer Road
	Columbus, OH 43219
Allianz Life:	Allianz Life Insurance Company of North America
	5701 Golden Hills Drive
	Minneapolis, MN 55416
Allianz NY:	Allianz Life Insurance Company of New York
	One Chase Manhattan Plaza, 38th Floor
	New York, NY 10005-1422

SECTION C – Proxy Voting and Shareholder Meeting Information

A special joint meeting of shareholders of the Funds will be held as specified in the Notice of Special Joint Meeting that accompanies this proxy statement. At the Meeting, shareholders (the separate accounts) will vote their shares of the Funds.

You have the right to instruct Allianz Life and Allianz Life of NY (together, "Allianz") on how to vote the shares of the Funds held under your Contract. The number of Fund shares for which you may provide instructions will be based on the dollar amount of Fund shares that you own beneficially through the subaccount accumulation units and/or annuity units in your Contract on the record date, July 31, 2009. Each accumulation unit or annuity unit represents a specified dollar value and a specified number of Fund shares. For each dollar of value, the Contract Owner is permitted to vote one Fund share. Fractional votes are counted. If you execute and return your voting instruction form, but do not provide voting instructions, Allianz will vote the shares underlying your Contract in favor of the proposals described above. Allianz will vote any shares for which it does not receive voting instructions, and any shares which it or its affiliates hold for their own account, in proportionately the same manner as shares for which it has received voting instructions. Allianz will not require voting instructions for a minimum number of shares, and therefore a small number of shareholders could determine the outcome of any proposal.

For the Meeting to proceed, there must be a quorum. This means that at least 25% of a Fund's shares must be represented at the Meeting either in person or by proxy. Because Allianz is the only shareholder of the Funds, its presence at the Meeting in person or by proxy will meet the quorum requirement.

The affirmative vote of a plurality of the shares voted at the Meeting is required to approve the election of each of the Nominees to the Board. The affirmative vote of a majority of the shares voted at the Meeting is required to ratify the selection of KPMG as independent registered public accountants for the Trusts. The votes of each Fund of each separate Trust, respectively, will be counted together with respect to the election of the Nominees to the Board and the ratification of KPMG.

You may revoke your voting instructions up until voting results are announced at the Meeting or at any adjournment of the Meeting by giving written notice to Allianz prior to the Meeting by mail to Allianz Variable Insurance Products Trust, c/o Advisory Management, A 3-825, 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, by executing and returning to Allianz a voting instruction form with a later date, or by attending the Meeting and voting in person. If you need a new voting instruction form, please call the Fund at 1-800-950-5872 ext. 35857, and a new voting instruction form will be sent to you. If you return an executed form without voting instructions, your shares will be voted "FOR" the proposal.

The Funds will pay all costs of solicitation, including the cost of preparing and mailing the Notice of Special Joint Meeting of shareholders and this proxy statement to Contract Owners. Representatives of the investment adviser, without cost to the Funds, also may solicit voting instructions from Contract Owners by means of mail, telephone, or personal calls.

ADJOURNMENT

In the event that voting instructions received by the time scheduled for the Meeting are not sufficient to approve the election of the Trustees or the ratification of the independent registered public accountants, representatives of Allianz may move for one or more adjournments of the Meeting for a period of not more than 120 days in the aggregate to allow further solicitation of voting instructions on the proposals. Any adjournment requires the affirmative vote of a majority of the voting power of the shares present at the Meeting. Representatives of Allianz will vote in favor of adjournment. The Funds will pay the costs of any additional solicitation and of any adjourned Meeting. A shareholder vote may be taken on one or more of the proposals in this proxy statement prior to adjournment if sufficient voting instructions have been received.

By Order of the Board of Trustees,
/s/   Michael J. Radmer
MICHAEL J. RADMER
Secretary

Dated: August 14, 2009

EVERY CONTRACT OWNER'S VOTE IS IMPORTANT

Your Vote is important!

And now you can Vote on the PHONE or the INTERNET.

It saves Money! Telephone and Internet voting saves postage costs. Savings which can help minimize fund expenses.

It saves Time! Telephone and Internet voting is instantaneous – 24 hours a day.

It's Easy! Just follow these simple steps:

1. Read your proxy statement and have it at hand.

2. Call toll-free 1-866-235-4258 or go to website: www.proxy-direct.com

3. Enter the 14-digit number located in the shaded box from your Voting Instruction Card.

4. Follow the recorded or on-screen directions.

5. Do not mail your Voting Instruction Card when you vote by phone or Internet.

Please detach at perforation before mailing.

VOTING INSTRUCTION **ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST** **VOTING INSTRUCTION**

ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST
SPECIAL JOINT MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 21, 2009

THESE VOTING INSTRUCTIONS ARE SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The undersigned hereby instructs Allianz Life Insurance Company of North America ("Allianz Life") and Allianz Life Insurance Company of New York ("Allianz NY") to represent and to vote, as designated below and on the reverse side, upon the following proposals and in the discretion of Allianz Life and Allianz NY on such other matters as may properly come before the Special Joint Meeting Shareholders of Allianz Variable Insurance Products Trust and Allianz Variable Insurance Products Fund of Funds Trust to be held at 10:00 a.m. Central Time on October 21, 2009, at the offices of Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, and at any adjournment of the meeting (the "Special Joint Meeting"), the number of shares of the series named above represented by the number of votes attributable to the undersigned's variable annuity contract or variable insurance contract as of July 31, 2009. The following proposals are more fully described in the Notice of Special Joint Meeting and Proxy Statement for the Special Joint Meeting dated August 7, 2009 (receipt of which is hereby acknowledged).

UNLESS OTHERWISE DIRECTED, THE SHARES WILL BE VOTED FOR PROPOSALS 1 AND 2 AND WILL BE VOTED, EITHER FOR OR AGAINST, AT THE DISCRECTION OF ALLIANZ LIFE AND ALLIANZ NY, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL JOINT MEETING. THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 1 AND 2.

VOTE VIA THE INTERNET: www.proxy-direct.com
VOTE VIA THE TELEPHONE: 1-866-235-4258

Note: (Please sign exactly as name appears to the left, date and return. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized person. If a partnership, please sign in partnership name by authorized person.)

____
Signature(s)

____
Signature(s)

____
Date AVLP_20528_081109VI

☐ Please check this box if you plan to attend the Meeting.

PLEASE SIGN AND DATE AND RETURN YOUR VOTING INSTRUCTION FORM TODAY.

EVERY CONTRACT OWNER'S VOTE IS IMPORTANT

**Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting
to Be Held on October 21, 2009.
The Notice of Special Joint Meeting of Shareholders, Proxy Statement and Voting Instruction Form
are available at: www.proxy-direct.com/azl20528.**

Please detach at perforation before mailing.

TO VOTE BY MAIL, PLEASE COMPLETE AND RETURN THIS CARD.

IF YOU DO NOT INDICATE A CHOICE, YOUR RETURN OF THE SIGNED FORM SHALL BE CONSIDERED AS INSTRUCTIONS TO VOTE "**FOR**" APPROVAL OF THE PROPOSALS.

PLEASE MARK VOTES AS IN THIS EXAMPLE: ■

1.   To elect nine (9) persons to the Board of Trustees, each of whom will serve until his or her successor is elected and qualified:

	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
	☐	☐	☐

01. Peter R. Burnim   02. Robert DeChellis   03. Peggy L. Ettestad   04. Roger Gelfenbien
05. Jeffrey Kletti   06. Claire R. Leonardi   07. Dickson W. Lewis   08. Peter W. McClean
09. Arthur C. Reeds III

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark the box "FOR ALL EXCEPT" and write the nominee's number on the line below.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐

2.   To ratify the appointment of KPMG LLP as the Trusts' independent registered public accountants for the year ending December 31, 2009.

3.   To transact such other business as may properly come before the Special Joint Meeting.

PLEASE SIGN AND DATE AND RETURN YOUR VOTING INSTRUCTION FORM TODAY.

AVLP_20528_081109VI

VOTING INSTRUCTION FORM
ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST
ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST

SPECIAL JOINT MEETING: OCTOBER 21, 2009
THESE VOTING INSTRUCTIONS ARE SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES

The undersigned hereby instructs Allianz Life Insurance Company of North America ("Allianz Life") and Allianz Life Insurance Company of New York ("Allianz NY") to represent and to vote, as designated below and on the reverse side, upon the following proposals and in the discretion of Allianz Life and Allianz NY on such other matters as may properly come before the Special Joint Meeting of Shareholders of Allianz Variable Insurance Products Trust and Allianz Variable Insurance Products Fund of Funds Trust to be held at 10:00 a.m. Central Time on October 21, 2009, at the offices of Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, and any adjournment of the meeting (the "Special Joint Meeting"), the number of shares of the series named above represented by the number of votes attributable to the undersigned's variable annuity contract or variable insurance contract as of July 31, 2009. The following proposals are more fully described in the Notice of Special Joint Meeting and Proxy Statement for the Special Joint Meeting dated August 14, 2009 (receipt of which is hereby acknowledged).

UNLESS OTHERWISE DIRECTED, THE SHARES WILL BE VOTED FOR PROPOSALS 1 AND 2 AND WILL BE VOTED, EITHER FOR OR AGAINST, AT THE DISCRETION OF ALLIANZ LIFE AND ALLIANZ NY, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL JOINT MEETING. THE BOARD OF TRUSTEES RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSALS 1 AND 2.

(Continued and to be dated and signed on the reverse side.)

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST
ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS TRUST
5701 GOLDEN HILLS DRIVE
MINNEAPOLIS, MINNESOTA 55416

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on October 21, 2009.

The Notice of Special Joint Meeting of Shareholders, Proxy Statement and Voting Instruction Form are available at [INSERT WEB SITE ADDRESS].

Nominees: Peter R. Burnim, Robert DeChellis, Peggy L. Ettestad, Roger Gelfenbien, Jeffrey Kletti, Claire R. Leonardi, Dickson W. Lewis, Peter W. McClean and Arthur C. Reeds III. (INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW)

Exceptions:

CHARTER

FOR THE NOMINATING

AND

CORPORATE GOVERNANCE COMMITTEE

OF

THE ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

AND

THE ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF FUNDS

TRUST

This Charter sets forth the purpose, authority, and responsibilities of the Nominating and Corporate Governance Committee of the Board of Trustees of the Allianz Variable Insurance Products Trust (the "VIP Trust") and Board of Trustees of the Allianz Variable Insurance Products Fund of Funds Trust (the "FOF Trust") (collectively, the VIP Trust and the FOF Trust are referred to as the "Trusts"). The Charter will be reviewed and approved annually by the Boards of Trustees of the Trusts.

Purpose

The Nominating and Corporate Governance Committee has two primary purposes: responsibility for the nomination of one or more persons to serve as a member of the Boards of Trustees of the Trusts, and responsibility for corporate governance matters affecting the Trusts.

Authority

The Nominating and Corporate Governance Committee has been duly established by the Boards of Trustees of the Trusts, and shall be provided with appropriate resources to discharge its responsibilities effectively.

Composition and Term of Members of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee shall be composed of all the members of the Boards of Trustees who are not "interested persons" of the Trusts ("Independent Trustees") as defined in Section 2(a)(19) of the Investment Company Act of 1940 (" 1940 Act"). The members of the Boards of Trustees who are members of the Nominating and Corporate Governance Committee are listed in <u>Exhibit A</u> hereto. The members of the Nominating and Corporate Governance Committee shall designate one member to serve as Chair of the Nominating and Corporate Governance Committee. Each member of the Nominating and Corporate Governance Committee shall serve until a successor is appointed.

Meetings

The Chair of the Nominating and Corporate Governance Committee shall call meetings on an "as needed" basis to address the Committee's responsibility for the nomination of one or more persons to serve as a member of the Boards of Trustees of the Trusts. Meetings regarding that responsibility may be held as often as deemed appropriate by the Chair of the Nominating and Corporate Governance Committee. Meetings regarding its responsibility for corporate governance matters affecting the Trusts will be held prior to, as part of, or otherwise incident to the regular meetings of the Board of Trustees. Counsel to the Independent Trustees of the Trusts will serve as counsel to the Nominating and Corporate Governance Committee, and will be responsible for preparing and maintaining the minutes of the meetings of the Nominating and Corporate Governance Committee. Minutes of each such meeting will be circulated to all members of the Nominating and Corporate Governance Committee in a timely manner.

Responsibilities

The Nominating and Corporate Governance Committee shall provide assistance to the Board of Trustees in fulfilling its responsibilities to the shareholders of the Trusts.

Functions of the Nominating and Corporate Governance Committee

1.　　As required by Rules 10f-3, 12b-1, 15a-4, 17a-7, 17a-8, 17d-1, 17e-1, 17g-1, and 18f-3 under the 1940 Act, the Nominating and Corporate Governance Committee shall nominate persons to become Independent Trustees of the Trusts. The Nominating and Corporate Governance Committee shall evaluate the qualifications of a candidate to become an Independent Trustee and his or her independence from the Allianz Life Advisers, LLC, the various sub-advisers, and other principal service providers to the Trusts. A candidate must be "disinterested" in terms of both the letter and the spirit of Section 2(a)(19) of the 1940 Act, as well as satisfy the requirements of the Sarbanes-Oxley Act of 2002. The Nominating and Corporate Governance Committee shall also consider the effect of any relationships beyond those delineated in that Act that might impair the independence of a candidate, such as business, financial, or family relationships with Allianz Life Advisers, LLC, the various sub-advisers, or principal service providers to the Trusts.

2.   Candidates may be recommended by members of the Nominating and Corporate Governance Committee and by members of the Board of Trustees. Each candidate will be evaluated by the Nominating and Corporate Governance Committee with respect to the relevant business and industry experience that would enable the candidate to serve effectively as an Independent Trustee, as well as his or her compatibility with respect to business philosophy and style. The members of the Nominating and Corporate Governance Committee may conduct an in-person interview of each viable candidate using a standardized questionnaire. When all of the viable candidates have been evaluated and interviewed, the Nominating and Corporate Governance Committee shall determine which of the viable candidates should be presented to the Boards of Trustees for selection to become a member of the Boards of Trustees.

3.   The Nominating and Corporate Governance Committee shall review the corporate governance procedures of the Boards of Trustees no less frequently than annually and shall recommend any appropriate changes to the Boards of Trustees.

4.   The Nominating and Corporate Governance Committee shall periodically review the composition of the Boards of Trustees to determine whether it may be appropriate to add individuals with backgrounds or skill sets different from those persons who are already serving as members of the Boards of Trustees.

5.   The Nominating and Corporate Governance Committee shall periodically review the compensation received by Independent Trustees and shall recommend any appropriate changes to the amount or form of such compensation to the Boards of Trustees.

Nominations with respect to Other Committees of the Boards

1.   The Nominating and Corporate Governance Committee shall make nominations for membership on all of the Committees created by the Boards of Trustees and shall review such assignments no less frequently than annually.

2.   The Nominating and Corporate Governance Committee shall review, as necessary and no less frequently than annually, the responsibilities of each of the Committees created by the Boards of Trustees, including whether there is a continuing need for such a Committee, whether there is a need for the Boards of Trustees to create any additional Committees, and whether any of the existing Committees should be combined or reorganized. The Nominating and Corporate Governance Committee shall make recommendations for any such action to the Boards of Trustees.

Retirement Policies

1.   It shall be the policy of the Nominating and Corporate Governance Committee that Independent Trustees will retire from active service on the Boards of Trustees by the end of the year in which they reach their 72nd birthday.

Other Powers and Responsibilities

1.   The Nominating and Corporate Governance Committee shall monitor the performance of independent legal counsel employed by the Independent Trustees as defined in Rule 0-1 under the 1940 Act, and shall be responsible for the supervision of such independent legal counsel.

2.   The Nominating and Corporate Governance Committee shall have the resources and authority appropriate to discharge its responsibilities, including the authority to retain special counsel and other experts or consultants at the expense of the Trusts.

3.   The Nominating and Corporate Governance Committee shall consider such other matters as may be referred to it from time to time by the Boards of Trustees.

As amended November 28, 2007

EXHIBIT A

Members of the Nominating and Corporate Governance Committee
Peter R. Burnim

Peggy Ettestad

Roger A. Gelfenbien

Arthur C. Reeds, III

Claire R. Leonardi

Dickson W. Lewis

Peter W. McClean

Chair of the Nominating and Corporate Governance Committee
Peggy Ettestad, Co-Chair

Claire R. Leonardi, Co-Chair